UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-42155

Majestic Ideal Holdings Ltd
(Registrant’s Name)

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Submission of Matters to a Vote of Security Holders

On September 12, 2025 Majestic Ideal Holdings Ltd (the “Company”) held the Company’s Extraordinary General Meeting (the “EGM”) at 11:00 a.m. (Hong Kong time and date) at 7/F, China United Plaza, 1002-1008, Tai Nan West Street, Cheung Sha Wan, Kowloon, Hong Kong. On August 22, 2025 (the “Record Date”), the record date for the EGM, there were 20,500,000 of the Company’s Ordinary Shares outstanding and entitled to vote at the EGM. 14,297,969 Ordinary Shares, which represented 69.57% of the shares of the outstanding Ordinary Shares in the Company, were represented in person or by proxy.

Two items of business were acted upon by the Company’s shareholders at the EGM, each of which was approved by the shareholders as a special resolution:

1.	“That:

(a)	Subject to and conditional upon the approval of the Registrar of Companies in the Cayman Islands, the Company’s English company name be changed from “Majestic Ideal Holdings Ltd” to “Ping An Biomedical Co., Ltd.” and its dual foreign name in Chinese be changed from “威美控股有限公司” to “平安生物医药有限公司” (“Proposed Change of Company Name”) with effect from the date of entry of the new English name and the dual foreign name in Chinese of the Company on the register maintained by the Registrar of Companies in the Cayman Islands and the date on which the certificate of incorporation on change of name is issued by the Registrar of Companies in the Cayman Islands; and

2.	“That:

(a)	any one director, the secretary, and/or the registered office provider of the Company be instructed to notify the Registrar of Companies in the Cayman Islands of any special resolution so passed, to make any necessary filings in relation thereto, and to do all such acts and things and execute all such documents as he/she/they consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation of and giving effect to the Proposed Change of Company Name.

The voting results were as follows:

	For	Against	Abstain
Proposal 1	14,297,631	66	272
Proposal 2	14,297,859	66	44

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1*	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAJESTIC IDEAL HOLDINGS LTD

By:	/s/ Yuk Yin Judy Li
Name:	Yuk Yin Judy Li
Title:	Chairperson of the Board of Directors

Date: September 15, 2025

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